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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

INSTRUMENTATION LABORATORY S.P.A.
(Name of Subject Company (Issuer))

IZASA DISTRIBUCIONES TÉCNICAS S.A.
(a majority owned subsidiary of Grupo CH-Werfen, S.A.)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

American Depositary Shares,
Each Representing the Right to Receive One Ordinary Share, Par Value €0.33
(Title of Class of Securities)

457810109*
(CUSIP Number of Class of Securities)

Mr. José Maria Rubiralta
Izasa Distribuciones Técnicas S.A.
Aragon, 90
08015 Barcelona
Spain
(+34 93) 401-0108

with a copy to:
Timothy E. Peterson, Esq.
Fried, Frank, Harris, Shriver & Jacobson (London) LLP
99 City Road
London EC1Y 1AX
United Kingdom
(+44 20) 7972-9600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation**	Amount of filing fee

$946,117.50	$189.22

**
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding American depositary shares ("ADSs"), each representing the right to receive one ordinary share, par value €0.33 per share, of Instrumentation Laboratory S.p.A., a corporation organized under the laws of the Republic of Italy (the "Company") at a price of U.S.$0.98 per ADS net to the seller in cash, without interest thereon. Based on the Company's representation, as of February 10, 2006, there were 965,426 ADSs outstanding. The transaction value is equal to U.S.$0.98 per ADS multiplied by 965,426, the maximum number of ADSs to be received by the Offeror in the Offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

*
CUSIP Number is for American depositary shares.

INTRODUCTION

        This Tender Offer Statement on Schedule TO (this "Statement") filed with the Securities and Exchange Commission on February 10, 2006, relates to the offer by Izasa Distribuciones Técnicas S.A., a corporation organized under the laws of The Kingdom of Spain (the "Offeror"), and a majority owned subsidiary of Grupo CH-Werfen, S.A., a corporation organized under the laws of The Kingdom of Spain (the "Parent"), to purchase any and all of the outstanding American depositary shares ("ADSs"), each representing the right to receive one ordinary share, par value €0.33 per share, of Instrumentation Laboratory S.p.A., a corporation organized under the laws of the Republic of Italy (the "Company"). The purchase price for the ADSs will be U.S.$0.98 per ADS, net to the seller in cash, without interest (the "Offer Price"), payable as described in the Offer to Purchase, dated February 10, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively. The ADSs are issued pursuant to a deposit agreement entered into in October 1996 between the Company and The Bank of New York, as depositary.

        Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase. The information set forth in the Offer to Purchase and Letter of Transmittal, including the schedules thereto, is incorporated herein by reference in response to all the Items of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in "Questions and Answers about the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (a)
  The information set forth in "INTRODUCTION" and "SPECIAL FACTORS—1. Background of the Offer" in the Offer to Purchase is incorporated herein by reference.

  (b)
  The information set forth in the "INTRODUCTION" in the Offer to Purchase is incorporated herein by reference.

  (c)
  The information set forth in "THE OFFER—5. Price Range of ADSs; Dividends" in the Offer to Purchase is incorporated herein by reference.

  (d)
  The information set forth in "THE OFFER—5. Prince Range of ADSs; Dividends" in the Offer to Purchase is incorporated herein by reference.

  (e)
  Not applicable.

  (f)
  The information set forth in "SPECIAL FACTORS—1. Background of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

  (a)
  The information set forth in "THE OFFER—7. Certain Information Concerning the Offeror and Certain Affiliates" and "Schedule I—Certain Information Concerning the Directors and Executive Officers of the Offeror and the Parent" in the Offer to Purchase is incorporated herein by reference.

  (b)
  The information set forth in "THE OFFER—7. Certain Information Concerning the Offeror and Certain Affiliates" and "Schedule I—Certain Information Concerning the Directors and Executive Officers of the Offeror and the Parent" in the Offer to Purchase is incorporated herein by reference. Each of the executives and directors of the Offeror and the Parent is a citizen of the Kingdom of Spain.

  (c)
  The information set forth in "THE OFFER—7. Certain Information Concerning the Offeror and Certain Affiliated" and "Schedule I—Certain Information Concerning the Directors Executive Officers of the Offeror and the Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a)
  (1)   The information set forth in "INTRODUCTION", "SPECIAL FACTORS—6. Plans for the Company after the Offer," "SPECIAL FACTORS—7. Certain Effects of the Offer," "SPECIAL FACTORS—8. Certain Tax Consequences," "SPECIAL FACTORS—9. Rights of Shareholders after the Offer," "THE OFFER—1. Terms of the Offer," "THE OFFER—2. Acceptance for Payment and Payment for ADSs," "THE OFFER—3. Procedure for Tendering ADSs," "THE OFFER—4. Withdrawal Rights" in the Offer to Purchase and the Offer to Purchase generally is incorporated herein by reference.

  (a)
  (2)   Not applicable.

  (c)
  Not applicable.

  (d)
  The information set forth in "SPECIAL FACTORS—4. Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

  (e)
  The information set forth in "SPECIAL FACTORS—4. Fairness of the Offer—Fiduciary, Statutory and Other Duties Under Italian Law" and "THE OFFER—7. Certain Information Concerning the Offeror and Certain Affiliates—Available Information" in the Offer to Purchase is incorporated herein by reference.

  (f)
  Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (a)
  The information set forth in "SPECIAL FACTORS—10. Interests of Certain Persons in the Offer; Security Ownership; Related Transactions" in the Offer to Purchase is incorporated herein by reference.

  (b)
  The information set forth in "SPECIAL FACTORS—3. Negotiations and Contacts," "SPECIAL FACTORS—6. Plans for the Company after the Offer" and "THE OFFER—7. Certain Information Concerning the Offeror and Certain Affiliates" in the Offer to Purchase is incorporated herein by reference.

  (c)
  The information set forth in "SPECIAL FACTORS—3. Negotiations and Contacts" in the Offer to Purchase is incorporated herein by reference.

  (d)
  Not applicable.

  (e)
  The information set forth in "SPECIAL FACTORS—3. Negotiations and Contacts," "SPECIAL FACTORS—6. Plans for the Company after the Offer—Termination and Amendment of the Deposit Agreement" and "THE OFFER—7. Certain Information Concerning the Offeror and Certain Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a)
  The information set forth in the "SPECIAL FACTORS—1. Background of the Offer," "SPECIAL FACTORS—2. Purpose and Structure of the Offer," "SPECIAL FACTORS—6. Plans for the Company after the Offer" and "SPECIAL FACTORS—7. Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

  (b)
  The information set forth in "SPECIAL FACTORS—6. Plans for the Company after the Offer" and "SPECIAL FACTORS—7. Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

  (c)
  The information set forth in "SPECIAL FACTORS—6. Plans for the Company after the Offer" and "SPECIAL FACTORS—7. Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS.

  (a)
  The information set forth in "THE OFFER—8. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

  (b)
  Not applicable.

  (c)
  The information set forth in "THE OFFER—13. Fees and Expenses; Persons Retained and Compensated" in the Offer to Purchase is incorporated herein by reference.

  (d)
  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)
  The information set forth in the "SPECIAL FACTORS—10. Interests of Certain Persons in the Offer; Security Ownership; Related Transactions," "SPECIAL FACTORS—11. Transactions and Arrangements Concerning ADSs" and "THE OFFER—7. Certain Information Concerning the Offeror and Certain Affiliates" in the Offer to Purchase is incorporated herein by reference.

  (b)
  The information set forth in "SPECIAL FACTORS—11. Transactions and Arrangements Concerning ADSs" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a)
  The information set forth in "THE OFFER—13. Fees and Expenses; Persons Retained and Compensated" in the Offer to Purchase is incorporated herein by reference.

  (b)
  The information set forth in "THE OFFER—13. Fees and Expenses; Persons Retained and Compensated" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

  (a)
  Not applicable.

  (b)
  Not applicable.

  (c)
  The information set forth in "THE OFFER—6. Certain Information Concerning the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

  (a)
  (1)   Not applicable

  (a)
  (2)   The information set forth in "THE OFFER—12. Certain Regulatory and Legal Matters" in the Offer to Purchase is incorporated herein by reference.

  (a)
  (3)   The information set forth in "THE OFFER—12. Certain Regulatory and Legal Matters" in the Offer to Purchase is incorporated herein by reference.

  (a)
  (4)   The information set forth in "SPECIAL FACTORS—7. Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

  (a)
  (5)   Not applicable.

  (b)
  The information set forth in the entire text of each of the Offer to Purchase and the Letter of Transmittal, including all Schedules attached thereto, is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit Number	Title
99.(a)(1)(i)	Offer to Purchase, dated February 10, 2006.
99.(a)(1)(ii)	Form of Letter of Transmittal and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
99.(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(1)(v)	Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(2)	Solicitation/Recommendation Statement filed on Form 14D-9 by the Company.
99.(a)(3)	Exhibit (a)(l)(i) is incorporated herein by reference.
99.(a)(4)	Not applicable.
99.(a)(5)	Press Release of the Offeror, dated February 10, 2006.
99.(b)	Not applicable.
99.(c)	Not applicable.
99.(d)(1)	Letter Agreement by and between Instrumentation Laboratory S.p.A., Izasa Distribuciones Técnicas S.A. and The Bank of New York dated January 31, 2006.
99.(d)(2)
Settlement Agreement by and between Instrumentation Laboratory S.p.A., Grupo CH-Werfen, S.A., Izasa Distribuciones Técnicas S.A., José Manent, José Luis Martin, Francisco Rubiralta and José Maria Rubiralta on the one hand and Bio-Rad Laboratories Inc., DANSA Partners, Ltd., David Schwartz, Alice N. Schwartz and Norman Schwartz on the other hand dated October 6, 2005.
99.(f)	Not applicable.
99.(g)	Not applicable.
99.(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

  Item 1012    The Solicitation or Recommendation

  (d)
  The information set forth in the "INTRODUCTION" in the Offer to Purchase is incorporated herein by reference.

  (e)
  The information set forth in the "INTRODUCTION" and "SPECIAL FACTORS—5. Recommendations and Other Options" in the Offer to Purchase is incorporated herein by reference.

  Item 1013    Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction

  (a)
  The information set forth in the "SPECIAL FACTORS—2. Purpose and Structure of the Offer" and "SPECIAL FACTORS—3. Negotiations and Contacts" in the Offer to Purchase is incorporated herein by reference.

  (b)
  The information set forth in the "SPECIAL FACTORS—2. Purpose and Structure of the Offer," "SPECIAL FACTORS—3. Negotiations and Contacts" and "SPECIAL FACTORS—4. Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

  (c)
  The information set forth in the "SPECIAL FACTORS—2. Purpose and Structure of the Offer," "SPECIAL FACTORS—3. Negotiations and Contacts" and "SPECIAL FACTORS—4. Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

  (d)
  The information set forth in the "SPECIAL FACTORS—6. Plans for the Company after the Offer," "SPECIAL FACTORS—7. Certain Effects of the Offer," "SPECIAL FACTORS—8. Certain Tax Consequences" and "THE OFFER—11. Effects of the Offer on the Market for ADSs; Termination of Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

  Item 1014    Fairness of the Going-Private Transaction

  (a)
  The information set forth in the "SPECIAL FACTORS—4. Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

  (b)
  The information set forth in the "SPECIAL FACTORS—4. Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

  (c)
  The information set forth in the "SPECIAL FACTORS—4. Fairness of the Offer—Fiduciary, Statutory and Other Duties Under Italian Law" in the Offer to Purchase is incorporated herein by reference.

  (d)
  The information set forth in the "SPECIAL FACTORS—4. Fairness of the Offer—Fiduciary, Statutory and Other Duties Under Italian Law" in the Offer to Purchase is incorporated herein by reference.

  (e)
  The information set forth in the "SPECIAL FACTORS—4. Fairness of the Offer—Fiduciary, Statutory and Other Duties Under Italian Law" in the Offer to Purchase is incorporated herein by reference.

  (f)
  Not applicable.

  Item 1015    Reports, Opinions, Appraisals and Negotiations

  (a)
  The information set forth in the "SPECIAL FACTORS—4. Fairness of the Offer" and "SPECIAL FACTORS—5. Recommendations and Other Factors" in the Offer to Purchase is incorporated herein by reference.

  (b)
  Not applicable.

  (c)
  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IZASA DISTRIBUCIONES TÉCNICAS S.A.
By:	/s/ JOSÉ MARIA RUBIRALTA Name: José Maria Rubiralta Title: Sole Director
GRUPO CH-WERFEN, S.A.
By:	/s/ JOSÉ MARIA RUBIRALTA Name: José Maria Rubiralta Title: Sole Director
JOSÉ MARIA RUBIRALTA
By:	/s/ JOSÉ MARIA RUBIRALTA José Maria Rubiralta
FRANCISCO RUBIRALTA
By:	/s/ FRANCISCO RUBIRALTA Francisco Rubiralta
Dated: February 10, 2006

EXHIBIT INDEX

99.(a)(1)(i)	Offer to Purchase, dated February 10, 2006.
99.(a)(1)(ii)	Form of Letter of Transmittal and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
99.(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(1)(v)	Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(2)	Solicitation/Recommendation Statement filed on Schedule 14D-9 by the Company.
99.(a)(3)	Exhibit (a)(l)(i) is incorporated herein by reference.
99.(a)(4)	Not applicable.
99.(a)(5)	Press Release of the Offeror, dated February 10, 2006.
99.(b)	Not applicable.
99.(c)	Not applicable.
99.(d)(1)	Letter Agreement by and between Instrumentation Laboratory S.p.A., Izasa Distribuciones Técnicas S.A. and The Bank of New York dated January 31, 2006.
99.(d)(2)
Settlement Agreement by and between Instrumentation Laboratory S.p.A., Grupo CH-Werfen, S.A., Izasa Distribuciones Técnicas S.A., José Manent, José Luis Martin, Francisco Rubiralta and José Maria Rubiralta on the one hand and Bio-Rad Laboratories Inc., DANSA Partners, Ltd., David Schwartz, Alice N. Schwartz and Norman Schwartz on the other hand dated October 6, 2005.
99.(f)	Not applicable.
99.(g)	Not applicable.
99.(h)	Not applicable.

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INTRODUCTION
SIGNATURE
EXHIBIT INDEX